Filed pursuant to rule 433

Registration No. 333-277306

September 2, 2025

HSBC Holdings plc

$1,500,000,000 5.741% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2036 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Co-Managers:

ABN AMRO Capital Markets (USA) LLC

AmeriVet Securities, Inc.

Bancroft Capital, LLC

BBVA Securities Inc.

BNP Paribas Securities Corp.

CAVU Securities LLC

CaixaBank, S.A.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Drexel Hamilton, LLC

Erste Group Bank AG

Jefferies LLC

J.P. Morgan Securities LLC

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Mischler Financial Group, Inc.

Nordea Bank Abp

Penserra Securities LLC

QNB Capital LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

Société Générale Corporate & Investment Banking

Telsey Advisory Group LLC

Tigress Financial Partners LLC

UniCredit Capital Markets LLC

Structure:	Fixed Rate/Floating Rate Subordinated Unsecured Notes

Issuer Ratings:*	A3 (stable) (Moody’s) / A- (stable) (S&P) / A+ (stable) (Fitch)

Expected Issue Ratings:*	Baa1 (Moody’s) / BBB (S&P) / A- (Fitch)

Pricing Date:	September 2, 2025

Settlement Date:	September 10, 2025 (T+6) (the “Issue Date”)

Maturity Date:	September 10, 2036

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$1,500,000,000

Fixed Rate Coupon:	5.741% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 4.250% due August 15, 2035

Fixed Rate Treasury Yield:	4.271%

Fixed Rate Treasury Price:	99-26+

Fixed Rate Re-offer Spread:	UST + 147 basis points

Floating Rate Pricing Benchmark:	Compounded Daily SOFR (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement), subject to the Benchmark Transition Provisions

Floating Rate Coupon:	SOFR (as determined on the applicable Interest Determination Date (as defined below)), plus 1.960% per annum (the “Margin”), during the Floating Rate Period (as defined below), subject to the Benchmark Transition Provisions

Fixed Rate Re-offer Yield:	5.741%

Issue Price:	100.000%

Gross Fees:	0.450%

Net Price:	99.550%

Net Proceeds to Issuer:	$1,493,250,000

Par Redemption Date:	September 10, 2035

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period (as defined below); quarterly, during the Floating Rate Period (as defined below).

Interest Payment Dates:

From (and including) the Issue Date to (but excluding) September 10, 2035 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on March 10 and September 10 of each year, beginning on March 10, 2026 (each, a “Fixed Rate Period Interest Payment Date”).

From (and including) September 10, 2035 to (but excluding) the Maturity Date (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on December 10, 2035, March 10, 2036, June 10, 2036 and September 10, 2036 (each, a “Floating Rate Period Interest Payment Date” and, together with the Fixed Rate Period Interest Payment Dates, the “Interest Payment Dates”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on September 10, 2035 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Dates:

The third business day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

The term “business day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, England and in the City of New York, United States.

Optional Redemption:

HSBC Holdings may, in its sole discretion, redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The Notes are not redeemable at the option of the noteholders at any time.

Redemption Upon Capital Disqualification Event:

Following the occurrence of a Capital Disqualification Event, HSBC Holdings may, on the terms and subject to the provisions set forth under “Description of the Notes––Redemption” in the Preliminary Prospectus Supplement, in HSBC Holdings’ sole discretion, redeem the Notes in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to (but excluding) the applicable redemption date.

A “Capital Disqualification Event” means an event that shall be deemed to have occurred if HSBC Holdings determines at any time after the Issue Date, that there is a change in the regulatory classification of the Notes that results in or will result in either their: (i) exclusion in whole or in part from the regulatory capital of the HSBC Group; or (ii) reclassification in whole or in part as a form of regulatory capital of the HSBC Group that is lower than tier 2 capital (if any).

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Residual Call:	If the outstanding aggregate principal amount of the Notes is 25% or less of the aggregate principal amount of the Notes originally issued (and, for these purposes, any additional notes issued after the Issue Date and consolidated with the Notes as part of the same series shall be deemed to have been originally issued), HSBC Holdings may, at its option in its sole discretion, redeem the remaining outstanding Notes in whole (but not in part) at any time at a redemption price equal to 100% of the principal amount of such outstanding Notes plus any accrued and unpaid interest to (but excluding) the date of redemption. See “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Redemption or Purchase Conditions:

Any redemption or purchase of the Notes is subject, where applicable, to the regulatory consent and compliance with certain regulatory conditions as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Any redemption of the Notes is subject to HSBC Holdings’ giving prior notice to the noteholders as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Ranking:	The Notes will constitute HSBC Holdings’ direct, unsecured obligations and will rank equally without any preference among themselves. The rights of the holders of the Notes will, in the event of HSBC Holdings’ winding up, be subordinated in right of payment to claims of all other creditors of HSBC Holdings, other than claims which are by their terms, or are expressed to be, subordinated to or pari passu with the Notes.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount, together with accrued and unpaid payments with respect to the outstanding Notes, may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii)  an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii)  failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indenture or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, except that the waiver of set-off provisions of the Indenture and the Notes (see “Description of Debt Securities—No Right of Set-Off by Holders” in the Prospectus) and the subordination provisions of the Indenture and of the Notes (see “Description of the Notes—Ranking—Ranking of the Subordinated Notes” in the Preliminary Prospectus Supplement) will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the City of New York, New York.

Day Count Convention:	30/360 (following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated September 2, 2025 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 23, 2024 relating to the Notes. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280 FB0

ISIN:	US404280FB07

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC Holdings or HSI will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

It is expected that delivery of the Notes will be made to investors on or about September 10, 2025, which will be the sixth business day following the date of the Preliminary Prospectus Supplement (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before delivery will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to one business day before delivery should consult their advisors.

Hong Kong SFC Code of Conduct (Para 21 – Bookbuilding and Placing) – In the context of this offering of the Notes, certain of the underwriters and other intermediaries are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the “SFC Code”).

Associated Orders and Proprietary Orders: Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or any of its group companies will be considered under the SFC Code as having an association with the Issuer, the relevant CMI or the relevant group company.

Prospective investors associated with the Issuer or any CMI (including any of its group companies) should specifically disclose whether they have any such association to a CMI and the underwriters (and such CMI and the underwriters may be required to pass such information to the Issuer and certain other CMIs) when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering. Prospective investors who do not disclose their associations are hereby deemed not to be so associated. Where prospective investors disclose such associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering.

If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where such underwriter or its group company has more than 50% interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Order Book Transparency: Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e. two or more corresponding or identical orders placed via two or more CMIs). In addition, any other CMIs (including private banks) submitting orders with the underwriters should disclose the identities of all investors when submitting orders for the Notes with the underwriters. When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order (see further below) pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant underwriter(s) (if any) to categorise it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In the case of omnibus orders placed with the underwriters, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information (name, unique identification number, whether the underlying investor has any associations (as used in the SFC Code), whether any underlying investor is a proprietary order and whether any underlying investor order is a duplicate order) in the format and to the relevant recipients indicated to such CMIs (including private banks) by the underwriters at the relevant time. Failure to provide such information may result in that order being rejected. In sharing such underlying investor information, which may be personal and/or confidential in nature, you (i) should take appropriate steps to safeguard the transmission of such information; (ii) are deemed to have obtained the necessary consents to disclose such information; and (iii) are deemed to have authorised the collection, disclosure, use and transfer of such information by the underwriters, other CMIs and/or any other third parties as may be required by the SFC Code. In addition, prospective investors should be aware that certain information may be disclosed by the underwriters and other CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order with the underwriters, prospective investors are deemed to have authorised the collection, disclosure, use and transfer of such information by the underwriters to the Issuer, certain other CMIs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used in connection with this offering.